FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                08 December 2005


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Lift off with new engine deal




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  08 December 2005



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Lift off with new engine deal






Lift off with new engine deal



British Airways has agreed a GBP1.5 billion engine maintenance contract with General Electric Company (GE), one of the largest engineering contracts awarded in the airline's history.



The ten-year agreement will see GE responsible for the maintenance, overhaul and repair for the airline's RB211-524 and CFM56 engines.



The Rolls-Royce RB211 engines power British Airways 57 Boeing 747s and 21 767s. The CFM56 engines power the airline's 32 Boeing 737s and ten of its 26 Airbus A320 aircraft.

The CFM56 engines are produced by CFM International, a GE / Snecma 50/50 joint company.



The new agreement replaces an existing contract with GE, which was due to expire at the end of this year.



The agreement could see GE carry out more than 800 overhauls or repairs on British Airways' fleet of RB211 and CFM56-3/5 engines.



All of the work will be performed at GE's engine maintenance facility in Nantgarw, Wales, which employs more than 850 people.



Garry Copeland, general manager engineering services at British Airways, said:
"In signing this agreement GE has committed to delivering a quality service providing safe and secure operations, on time and at a price which meets our business need.



"We have every confidence that the GE underlying philosophy of continuous improvement will deliver the high level of service British Airways requires for the future."



Brad Mottier, vice president and general manager of engine services operation at GE - Aviation said: "We have a long-standing relationship with British Airways. The agreement shows the continued confidence that the airline has in our high-quality capabilities and will help us to maintain a steady flow of work at our Wales facility."



The signing of the agreement follows a two-year review by British Airways of its engine maintenance arrangements.



GE was selected after an online competitive bidding process.



The Nantgarw facility performs maintenance, repair and overhaul work on GE90, CFM56-3, CFM56-5, CFM56-7, RB211-524 and RB211-535 engine types.



Ends



8 December, 2005                 139/JM/2005


For more information:            British Airways Press Office 0208 738 5100